UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Warner Chilcott Limited

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

G9435N108

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. G9435N108	Schedule 13G/A	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bain Capital Integral Investors II, L.P. EIN No.: 98-0384142
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 37,575,608 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 37,575,608 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,575,608 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.00%
12.	TYPE OF REPORTING PERSON OO- Other

Cusip No. G9435N108	Schedule 13G/A	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Associates – G EIN No.: 20-2194543
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 9,081 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 9,081 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,081 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) less than 0.01%
12.	TYPE OF REPORTING PERSON OO- Other

Cusip No. G9435N108	Schedule 13G/A	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Trust Associates III EIN No.: 01-0598368
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 411,394 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 411,394 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 411,394 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.16%
12.	TYPE OF REPORTING PERSON OO- Other

Cusip No. G9435N108	Schedule 13G/A	Page 5 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Trust Associates III-B EIN No.: 01-0624013
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 49,331 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 49,331 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,331 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.02%
12.	TYPE OF REPORTING PERSON OO- Other

Cusip No. G9435N108	Schedule 13G/A	Page 6 of 9 Pages

Item 1	(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G/A relates is Warner Chilcott Limited (the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at Channel House, Suite 3-105, Longfield Road, Southside, St. David’s, Bermuda.

Item 2	(a).	Name of Person Filing

This statement is being filed on behalf of Bain Capital Integral Investors II, L.P. (“Integral Investors”), a Caymans Island exempted limited partnership, BCIP Associates – G (“BCIP – G”), a Delaware general partnership, BCIP Trust Associates III (“BCIP Trust III”), a Cayman Islands partnership, and BCIP Trust Associates III-B (“BCIP Trust III B”), a Cayman Islands partnership.

Bain Capital Investors, LLC (“BCI”) is the general partner of Integral Investors and the managing partner of BCIP – G, BCIP Trust III and BCIP Trust III . Integral Investors, BCIP – G, BCIP Trust III and BCIP Trust III B have entered into a Joint Filing Agreement, dated February 14, 2007, pursuant to which each have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2	(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of Integral Investors, BCIP – G, BCIP Trust III and BCIP Trust III B is c/o Bain Capital Investors, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2	(c).	Citizenship

Each of Integral Investors, BCIP Trust III and BCIP Trust III B is a Cayman Islands partnership. BCIP – G is organized under the laws of the State of Delaware.

Item 2	(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G/A relates is Common Stock, par value $0.01 per share.

Item 2	(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is G9435N108.

Item 3.		Not Applicable.

Item 4.		Ownership

Item 4	(a).	Amount beneficially owned

Cusip No. G9435N108	Schedule 13G/A	Page 7 of 9 Pages

Integral Investors owns 37,575,608 shares of the Common Stock of the Company. BCI is the general partner of Integral Investors.

BCIP – G owns 9,081 shares of the Common Stock of the Company. BCI is the managing partner of BCIP G.

BCIP Trust III owns 411,394 shares of the Common Stock of the Company. BCI is the managing partner of BCIP Trust III.

BCIP Trust III B owns 49,331 shares of the Common Stock of the Company. BCI is the managing partner of BCIP Trust III B.

Item 4	(b).	Percent of Class

Integral Investors owns 15.00% of the Common Stock outstanding of the Company, BCIP – G owns less than 0.01%, BCIP Trust III owns 0.16% and BCIP Trust II B owns 0.02% based on 250,579,512 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of November 1, 2007 based on the Company’s quarterly report on Form 10-Q for the period ended September 30, 2007.

Item 4	(c).	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:

			Integral Investors BCIP – G BCIP Trust III BCIP Trust III B	37,575,608 9,081 411,394 49,331

		(ii)	shared power to vote or to direct the vote: 0

		(iii)	sole power to dispose or to direct the disposition of:

			Integral Investors BCIP – G BCIP Trust III BCIP Trust III B	37,575,608 9,081 411,394 49,331

		(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Cusip No. G9435N108	Schedule 13G/A	Page 8 of 9 Pages

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

BAIN CAPITAL INTEGRAL INVESTORS II, L.P.
By:	Bain Capital Investors, LLC, its general partner

BCIP ASSOCIATES-G
By:	Bain Capital Investors, LLC, its managing partner

BCIP TRUST ASSOCIATES III
By:	Bain Capital Investors, LLC, its managing partner

BCIP TRUST ASSOCIATES III-B
By:	Bain Capital Investors, LLC, its managing partner

By:	/s/ Michael Goss
Name:	Michael Goss
Title:	Managing Director